

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 15, 2008

Mr. Jeffrey S. Mathiesen
Chief Financial Officer
Zareba Systems, Inc.
13705 26th Avenue N., Suite 102
Minneapolis, MN 55441

> **Re: Zareba Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **File No. 000-01388**

Dear Mr. Mathiesen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Branch Chief